UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   For the fiscal year ended December 31, 2003

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934


                         Commission File Number 0-19231


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                             REDWOOD EMPIRE BANCORP
                              111 Santa Rosa Avenue
                        Santa Rosa, California 95404-4905



       Registrant's telephone number, including area code: (707) 573-4800
                                                           --------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN



      Date:     July 13, 2004
                -------------


      By:       /s/ Kim McClaran
                -----------------------------
                Kim McClaran
                Vice President and
                Chief Financial Officer

                                  Exhibit Index



Exhibit
Number              Description

23    Independent Auditor's Consent

                             REDWOOD EMPIRE BANCORP
                           401(k) Profit Sharing Plan

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                             Santa Rosa, California

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002









                                                               CONTENTS







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .........................................................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS................................................    3

     NOTES TO FINANCIAL STATEMENTS ...........................................................................    4


SUPPLEMENTAL SCHEDULE REPORTED

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........................................   10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Redwood Empire Bancorp
401(k) Profit Sharing Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for benefits of the Redwood Empire Bancorp 401(k) Profit Sharing Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.


                                     Crowe Chizek and Company LLC
South Bend, Indiana
June 8, 2004




--------------------------------------------------------------------------------
                                                                              1.

                                           REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                                            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       December 31, 2003 and 2002

-----------------------------------------------------------------------------------------------------------------------



                                                                                    2003                2002
                                                                                    ----                ----
ASSETS
     Investments, at fair value                                                    $4,842,564         $3,384,321

     Cash and cash equivalents                                                         14,276             37,340

     Employer contribution receivable                                                 238,808            221,602
                                                                                   ----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS                                                  $5,095,648         $3,643,263
                                                                                   ==========          =========




                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                                                              2.

                                           REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     Year ended December 31, 2003

-----------------------------------------------------------------------------------------------------------------------



Additions to net assets attributed to:
      Investment income (loss)
         Net appreciation in fair value of investments                                              $1,070,953
         Interest and dividends                                                                         29,570
                                                                                                 -------------
             Total                                                                                   1,100,523

      Contributions
         Employer                                                                                      241,673
         Participants                                                                                  496,183
         Rollovers                                                                                      18,504
                                                                                                 -------------
             Total                                                                                     756,360

             Total                                                                                   1,856,883

Deductions from net assets attributed to:
      Benefits paid directly to participants or their beneficiaries                                    401,844
      Expenses                                                                                           2,654
                                                                                                  ------------
             Total                                                                                     404,498

Net increase                                                                                         1,452,385

Net assets available for benefits

      Beginning of year                                                                              3,643,263
                                                                                                     ---------
      End of year                                                                                   $5,095,648
                                                                                                    ==========



                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                                                              3.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Redwood Empire Bancorp (the "Company") 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established on January 1, 1987, is a defined contribution plan covering eligible employees of the Company. Employees must be 21 years of age and must have completed 90 days of service to be eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan also allows employer matching and non-matching contributions to be made at the discretion of the Company. The method for determining discretionary employer matching contributions for the years ended December 31, 2003 and 2002, is as follows:

                             Employee                     Percent                    Employer
                           Contribution                    Match                   Contribution
                           ------------                    -----                   ------------
                           First $600                      100%                     $      600
                           Next $1,200                      75                             900
                           Next $2,500                      50                           1,250
                           Next $5,000                      25                           1,250

Therefore, the maximum employer matching contribution per employee for the years ended December 31, 2003 and 2002 was $4,000. There were no employer non-matching contributions during the years ended December 31, 2003 and 2002.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, and investment earnings. Allocation of the Company contribution is based on participants' pretax contributions and compensation, as defined in the Plan. Allocation of investment earnings is based on participants' account balances. Forfeited balances of terminated participants' non-vested accounts must first be used to reduce the Plan's administrative costs and any remaining forfeitures are to be allocated to participant accounts as an employer non-elective contribution. The benefit to which a participant is entitled is the participant's vested account balance.


--------------------------------------------------------------------------------
                                   (Continued)
                                                                              4.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: The non-vested portion of terminated participant's accounts plus earnings thereon are forfeited and can be used by the Plan to reduce the amount of future expenses incurred by the Plan. At December 31, 2003, forfeited accounts totaled $14,276, which is available to reduce future expense incurred by the Plan.

Investment Options: The Plan requires that participant accounts be invested on a self-directed basis in investment products offered by Great-West Life and Annuity Company, ("Great West") which may include the purchase of the Company's stock.

Vesting: Participants are entitled to the full value of their contributions and earnings thereon at any time. The Plan provides for 20% vesting of the participant's interest in the Company's contributions for each year of service (as defined by the Plan). Upon termination of employment due to retirement, death, disability, or separation from service, the vested balances in the participants' accounts will be distributed to the participants or their beneficiaries in a lump sum, equal periodic installments in the form of an annuity, or any combination thereof, at the election of the participant or their beneficiary.

Withdrawals: A participant in the Plan may make full or partial withdrawals of funds subject to the provisions of the Plan. Terminated employees may also apply for and receive hardship withdrawals from the Plan.

Termination: The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors. Upon termination of the Plan, each participant's account would fully vest and be non-forfeitable.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account valance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.00 percent to 10.50 percent.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the accounting for net assets and results of operations are summarized below.

Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.


--------------------------------------------------------------------------------
                                   (Continued)
                                                                              5.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Equivalents:  Includes cash valued at cost.

Investments: Investments are stated at fair value as determined by quoted market prices or as reported by the plan custodian except for its fully benefit responsive investment contract, which is valued at contract value (Note 7). Realized gains or losses on the sale of investments are recorded on the trade date as the difference between the proceeds received and the current value of the investments at the beginning of the year or their cost if acquired during the year. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation, net realized gains and losses on the sale of investments during the period, and is net of investment expenses.

Distributions:  Distributions to participants are recorded when paid.

Use of Estimates: In preparing the financial statements of the Plan in conformity with United States generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties for Investments: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

NOTE 3 - INCOME TAXES

The Plan has received a favorable determination letter dated November 27, 2001 from the Internal Revenue Service as to its qualified status. The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code and the Employee Retirement Income Security Act, and that the trust, which operates with the Plan, is exempt from income tax.



--------------------------------------------------------------------------------
                                   (Continued)
                                                                              6.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 4 - ADMINISTRATION COSTS

In accordance with the Plan, all costs and expenses of administering the Plan are borne by the Company to the extent that the costs and expenses exceed the balance in the forfeiture account, except for expenses paid to the recordkeeper and for commissions on investment transactions which are deducted from participant accounts.


NOTE 5 - INVESTMENTS

Investments representing more than 5% of the net assets available for benefits at December 31, 2003 and 2002 are as follows:

                                                                                      2003                2002
                                                                                      ----                ----
              Investments at Quoted Market Value:
              Redwood Empire Bancorp common stock                                    $638,400           $456,961
              Firsthand Technology Value Fund                                               0            155,698
              Schwab S&P 500 Select Fund                                                    0            393,915
              Schwab Retirement Money Fund                                                  0            247,439
              Schwab Money Market Fund                                                      0            218,152
              Strong Corporate Bond Fund                                                    0            255,419
              Artisan International Fund                                                    0            193,126

              Investments at Fair Value as Reported by the Plan Custodian:
              Maxim Moderate Profile II                                              $275,950                  0
              Putnam International Equity Fund - A                                    287,079                  0
              Fidelity Advisor Mid Cap T                                              422,204                  0
              Maxim S & P 500 Index                                                   630,698                  0
              Maxim Loomis Sayles Bond Portfolio                                      282,960                  0
              Harrisdirect SDB Account                                                646,178                  0

              Investment at Contract Value:
              Guaranteed Portfolio Fund                                               331,824                  0

The following table presents the net appreciation (including investments bought, sold and held during the year) in fair market value for each of the Plan's investment categories for the year ended December 31, 2003.

              Pooled separate accounts                                               $696,457
              Mutual funds                                                             98,670
              Common stock                                                            275,826
                                                                                   ----------
                                                                                   $1,070,953
                                                                                   ==========

All of the Plan's investments are uninsured.

--------------------------------------------------------------------------------
                                   (Continued)
                                                                              7.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others.

At December 31, 2003 and 2002, the Plan held the following party-in-interest investments:

                                                                                           2003             2002
                                                                                           ----             ----
     Redwood Empire Bancorp (Holding Company)
     Redwood Empire Bancorp common stock, 24,413 and 17,179 shares                     $638,400         $456,961
     Loans to participants                                                               49,522           80,010

     Charles Schwab and Company (Trustee)
     Schwab S&P 500 Select Fund, 29,050 units                                                 0          393,915
     Schwab Retirement Money Fund, 247,439 units                                              0          247,439
     Schwab Value Advantage Money Fund, 23,590 units                                          0           23,590
     Schwab Money Market Fund, 218,152 units                                                  0          218,152

     Great-West (Trustee)
     Great West Guaranteed Portfolio Fund, 331,824 units                                331,824                0
     Great West Certificate Funds, 118 units                                                118                0
     Maxim Aggressive Profile II, 12,159 units                                          119,838                0
     Maxim Moderate Profile II, 26,168 units                                            275,950                0
     Maxim Conservative Profile II, 4,670 units                                          54,243                0
     Putnam International Equity Fund-A, 34,137 units                                   287,079                0
     Oakmark International II, 6,875 units                                               83,766                0
     American Funds Europacific R3, 30 units                                                360                0
     Janus Advisor Worldwide, 8,079 units                                                47,163                0
     Maxim Ariel Small-Cap Value, 677 units                                              20,870                0
     Strong Advisor Small Cap Value A, 10,252 units                                     142,778                0
     Maxim Index 600, 2,001 units                                                        24,103                0
     RS Diversified Growth, 6,438 units                                                  72,351                0
     Lord Abbett Mid-Cap Value A, 4,032 units                                            50,181                0
     Ariel Appreciation, 4,706 units                                                     51,475                0
     Fidelity Advisor Mid Cap, 36,437 units                                             422,204                0
     Maxim T Rowe Price Equity Income, 16,099 units                                     170,223                0
     Maxim S & P 500 Index, 57,621 units                                                630,698                0
     Marsico Focus, 2,927 units                                                          27,890                0
     Oppenheimer Capital Appreciation, 2,842 units                                       25,434                0
     Putnam Voyager, 13,900 units                                                       142,514                0
     Maxim Bond Index, 852 units                                                         15,712                0
     Maxim Loomis Sayles Bond Portfolio, 11,028 units                                   282,960                0
     Maxim US Government Mortgage Securities, 1,939 units                                36,535                0
     Pimco Total Return Admin, 1,497 units                                               16,856                0

Fees paid by the Plan for the investment management services amounted to $2,654 for the year ended December 31, 2003.

--------------------------------------------------------------------------------
                                   (Continued)
                                                                              8.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 7 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains a fully benefit-responsive investment contract with Great-West. Great-West maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Great-West, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates were approximately 2.00% for 2003. The crediting interest rate is a blended rate based on the total interest earned under the contract. Such interest rates are reviewed on a quarterly basis for resetting.


NOTE 8 - RECONCILIATION TO FORM 5500

The following is a reconciliation of employer contributions per the financial statements to the Form 5500.


              Employer contributions per the financial statements                                         $241,673
              Less:  change in employer contribution receivable                                             17,206
                                                                                                          --------
              Employer contributions per Form 5500                                                        $224,467
                                                                                                          ========

              End of the year net assets per the financial statements                                   $5,095,648
              Less:  employer contribution receivable                                                      238,808
                                                                                                        ----------
              End of the year net assets per the Form 5500                                              $4,856,840
                                                                                                        ==========




--------------------------------------------------------------------------------
                                   (Continued)
                                                                              9.

                            SUPPLEMENTAL INFORMATION

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------




Name of Plan Sponsor:                          Redwood Empire Bancorp
                                     -------------------------------------------
Employer Identification Number:                      68-0166366
                                     -------------------------------------------
Three-digit Plan Number:                                 001
                                     -------------------------------------------

                                                               (c)
                                                    Description of Investment
                        (b)                          Including Maturity Date,                             (e)
             Identity of Issue, Borrower,          Rate of Interest, Collateral,      (d)(1)            Current
   (a)         Lessor, or Similar Party               Par or Maturity Value            Cost              Value
   ---         ------------------------               ---------------------            ----              -----

    *    Redwood Empire Bancorp common stock                 24,413 units                               $638,400
    *    Guaranteed Certificate Funds                           118 units                                    118
    *    Guaranteed Portfolio Fund                          331,824 units                                331,824
         Harrisdirect Money Market                          192,532 units                                175,339
    *    Maxim Aggressive Profile II                         12,159 units                                119,838
    *    Maxim Moderate Profile II                           26,168 units                                275,950
    *    Maxim Conservative Profile II                        4,670 units                                 54,243
    *    Putnam International Equity Fund - A                34,137 units                                287,079
    *    Oakmark International II                             6,875 units                                 83,766
    *    American Funds Europacific R3                           30 units                                    360
    *    Janus Adviser Worldwide                              8,079 units                                 47,163
    *    Maxim Ariel Small-Cap Value                            677 units                                 20,870
    *    Strong Advisor Small Cap Value A                    10,252 units                                142,778
    *    Maxim Index 600                                      2,001 units                                 24,103
    *    RS Diversified Growth                                6,438 units                                 72,351
    *    Lord Abbett Mid-Cap Value A                          4,032 units                                 50,181
    *    Ariel Appreciation                                   4,706 units                                 51,475
    *    Fidelity Advisor Mid Cap                            36,437 units                                422,204
    *    Maxim T Rowe Price Equity Income                    16,009 units                                170,223
    *    Maxim S & P 500 Index                               57,621 units                                630,698
    *    Marsico Focus                                        2,927 units                                 27,890
    *    Oppenheimer Capital Appreciation                     2,842 units                                 25,434
    *    Putnam Voyager                                      13,900 units                                142,514
    *    Maxim Bond Index                                       852 units                                 15,712
    *    Maxim Loomis Sayles Bond Portfolio                  11,028 units                                282,960
    *    Maxim US Government Mortgage Securities              1,939 units                                 36,535
    *    Pimco Total Return Admin                             1,497 units                                 16,856
         Harrisdirect SDB Account                         See attached listing                           646,178
    *    Loans to Participants                             Interest rates
                                                             ranging from
                                                          5.00% to 10.50%                                 49,522
                                                                                                      ----------
                                                                                                      $4,842,564
                                                                                                      ==========

*    Denotes party-in-interest.
(1) Cost is not presented as all investments are participant directed investments.


--------------------------------------------------------------------------------

                                                                             11.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------


Harrisdirect SDB Account Listing


Quantity                                     Security Description                             Market Value
----------------------------------------------------------------------------------------------------------------

                 COMMON STOCK
                 ------------------------------------------------------------------------------

          50.000 ACACIA RESH CORP AR ACACIA  TECHNOLOGIES                                               $270.00
         100.000 ADVANCED LTG TECHNOLOGIES INC                                                           $31.00
         200.000 ADVANCED MICRO DEVICES INC                                                           $2,980.00
         188.000 AGILENT TECHNOLOGIES INC                                                             $5,497.12
         172.215 AMEREN CORP                                                                          $7,921.89
          50.000 AMR CORP DELAWARE                                                                      $647.50
       3,050.000 APPLIED DIGITAL SOLUTIONS                                                            $1,433.50
         100.000 APPLIED MATERIALS INC                                                                $2,245.00
          92.000 AT&T CORP                                                                            $1,867.60
         146.000 AT&T WIRELESS SVCS INC                                                               $1,166.54
           8.000 AVAYA INC                                                                              $103.52
          56.000 BANK OF AMERICA                                                                      $4,504.08
         604.000 BEMA GOLD CORP                                                                       $2,246.88
         300.000 BETHLEHEM STEEL CORP                                                                     $2.70
         102.000 BOEING CO                                                                            $4,298.28
         732.000 CISCO SYSTEMS INC                                                                   $17,780.28
         104.795 CLOROX CO                                                                            $5,088.86
          83.192 COCA-COLA COMPANY                                                                    $4,221.99
         148.000 COMCAST CORP CL A                                                                    $4,864.76
         300.000 COMPUTERIZED THERMAL IMAGING INC                                                        $78.00
         100.000 COSTCO WHSL CORP                                                                     $3,718.00
         171.000 DAIMLERCHRYSLER AG                                                                   $7,903.62
         200.000 DELL INC                                                                             $6,792.00
          50.000 DUN & BRADSTREET CORP                                                                $2,535.50
         500.000 EFJ INC                                                                              $2,950.00
         100.000 ELAN PLC ADR                                                                           $689.00
         500.000 ELDORADO GOLD CORP                                                                   $1,605.00
         110.000 EMC CORP (MASS)                                                                      $1,421.20
         100.000 EPICOR SOFTWARE CORP                                                                 $1,276.00
         300.000 FIRST DATA CORP COMMON                                                              $12,327.00
         102.669 FORD MOTOR CO                                                                        $1,642.71
         510.223 GENERAL ELECTRIC CO                                                                 $15,806.71
          90.000 GENESIS MICROCHIP INC                                                                $1,623.60
         122.227 GENUINE PARTS CO                                                                     $4,057.95
         265.000 GOLDBELT RES LTD                                                                        $30.48
         310.795 HEWLETT-PACKARD CO                                                                   $7,138.95
         300.000 HOME DEPOT INC                                                                      $10,647.00
         200.000 IMS HEALTH INC                                                                       $4,972.00

--------------------------------------------------------------------------------

                                                                             12.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------


         350.000 INTEL CORP                                                                          $11,270.00
         900.000 INTERACTIVE DATA CORP                                                               $14,904.00
         859.000 INTERNATIONAL FUEL TECH INC                                                            $335.01
         100.154 INTERNATIONAL SPEEDWAY CORP                                                          $4,472.86
          60.000 JDS UNIPHASE CORP                                                                      $219.00
          41.543 KIMBERLY CLARK CORP                                                                  $2,454.75
         200.000 LIBERATE TECHNOLOGIES                                                                  $614.00
         103.593 MCDONALDS CORP                                                                       $2,572.22
          47.000 MCI GROUP                                                                                $2.31
      15,200.000 MEDIZONE INTL INC                                                                      $243.20
         230.000 MEDTRONIC INC                                                                       $11,180.30
         600.000 MICROSOFT CORP                                                                      $16,524.00
          53.000 MIRANT CORP                                                                             $20.67
          50.000 MONDAVI ROBERT CORP CL-A                                                             $1,942.00
         100.000 MOODYS CORP                                                                          $6,055.00
         190.000 MOTOROLA INC                                                                         $2,660.00
          26.000 NEW CL B                                                                               $282.88
          50.000 NIKE INC                                                                             $3,423.00
         500.000 NOKIA CORP SPONSORED ADR                                                             $8,500.00
         116.262 NORFOLK SOUTHERN CORP                                                                $2,749.60
         150.000 OFFICE DEPOT INC                                                                     $2,506.50
         548.000 ORACLE CORP                                                                          $7,233.60
         388.453 PFIZER INC                                                                          $13,724.03
         100.000 PORTAL SOFTWARE INC                                                                    $673.00
          80.000 QUALCOMM INC                                                                         $4,314.40
         300.000 QUEST CAPITAL CORP                                                                     $384.30
          20.000 R H DONNELLEY CORP                                                                     $796.80
         100.000 SAFETY KLEEN CORP                                                                        $1.90
         100.000 SAFEWAY INC                                                                          $2,191.00
         153.201 SOUTHERN CO                                                                          $4,634.34
          30.000 SPECTRUMGOLD INC                                                                        $95.10
         400.000 STARBUCKS CORP                                                                      $13,224.00
         320.000 SUN MICROSYSTEMS INC                                                                 $1,436.80
       3,300.000 TEKELEC                                                                             $51,315.00
         500.000 TIME WARNER INC                                                                      $8,995.00
         301.000 TYCO INTL LTD NEW                                                                    $7,976.50
          50.000 UAL CORP                                                                                $81.10
         145.000 VERISIGN INC                                                                         $2,363.50
          90.000 VICEROY EXPL LTD                                                                        $97.20
         200.000 VITESSE SEMICONDUCTOR CORP                                                           $1,174.00
         101.324 WAL MART STORES INC                                                                  $5,375.25
          45.000 WESTERN SIERRA BANCORPs                                                              $2,115.00
       1,175.000 WORLDCOM INC                                                                            $11.75
         100.000 XIN NET CORP                                                                            $10.50
          50.000 YAHOO INC                                                                            $2,258.50
                                                                                              ------------------
                                                                                                    $377,800.09

--------------------------------------------------------------------------------

                                                                             13.

                REDWOOD EMPIRE BANCORP 401(k) PROFIT SHARING PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------


                MUTUAL FUNDS
                ----------------------------------------------------------------------------

        493.395 AMERICAN CENTURY ULTRA FUND                                                          $13,148.98
      1,522.592 AIM INCOME FUND                                                                      $10,186.14
        296.921 BURNHAM FINANCIAL SERVICES FUND                                                       $7,256.75
      1,367.746 COLUMBIA MID CAP GROWTH FUND                                                         $26,383.82
        808.733 FEDERATED HIGH-YIELD TRUST  FUND                                                      $4,892.83
         37.962 FIRSTHAND TECHNOLOGY VALUE  FUND                                                      $1,198.46
        112.657 GABELLI GOLD FUND                                                                     $2,048.10
        728.200 HENNESSY CORNERSTONE GROWTH  FUND                                                    $14,090.67
        758.725 ICON INFORMATION TECHNOLOGY FUND                                                      $6,646.43
        281.311 JANUS BALANCED FUND                                                                   $5,609.34
        417.953 JANUS OLYMPUS FUND                                                                   $11,004.70
        360.681 JANUS OVERSEAS FUND                                                                   $7,451.67
        292.693 JANUS WORLDWIDE FUND                                                                 $11,573.08
      1,610.619 NEUBERGER & BERMAN GUARDIAN FUND                                                     $23,047.96
        357.200 PBHG GROWTH FUND                                                                      $6,361.73
      1,284.551 RYDEX INDEX OTC FUND                                                                 $12,755.59
        793.328 STRONG GROWTH 20 FUND                                                                $10,281.53
         98.756 THE INTERNET FUND                                                                     $2,302.00
        177.293 TOUCHSTONE EQUITY FUND                                                                $2,930.65
          7.255 ULTRA OTC PROFUND                                                                       $158.45
        320.747 VANGUARD FIXED INCOME GNMA FUND                                                       $3,367.84
                                                                                           ---------------------
                                                                                                    $182,696.72

                UNIT INVESTMENT TRUSTS
                ----------------------------------------------------------------------------
      2,350.000 NASDAQ 100 TR UNIT SER 1                                                             $85,681.00
                                                                                           ---------------------
                                                                                                     $85,681.00

                                                                                                    $646,177.81
                                                                                           =====================



--------------------------------------------------------------------------------

                                                                             14.